October 11, 2013

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Loan Lauren P. Nguyen, Special Counsel

Re:	Avianca Holdings S.A.
Registration Statement on Form F-1 Filed September 19, 2013 File No. 333-191258

Ladies and Gentlemen:

On behalf of our client Avianca Holdings S.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter, dated October 3, 2013, concerning the Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company on September 19, 2013. We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this comment response letter a revised Registration Statement, which reflects these revisions and generally updates certain information, including information about the offering.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. Page references in the responses correspond to the pages of the revised Registration Statement. Where modifications were made on language that appears multiple times in the Registration Statement, the changes were made in each place such language appears. The responses and information described below are based upon information provided to us by the Company.

General

1.	We note the disclosure on the prospectus cover page that you “will” apply to list the ADSs on the New York Stock Exchange. When available, please update this disclosure.

The Company has applied to list the ADSs on the New York Stock Exchange and has updated the prospectus cover page accordingly.

Inside Cover Page Graphics

2.	Please confirm that you will include a legible map indicating your routes in the next amendment.

The Company has included a different graph on the inside cover of the prospectus.

Summary, page 1

Our Strengths, page 2

3.	We note your response to our prior comment 6 and the statement that “non-compliance with these ratios does not constitute an event of default under the Local Bonds.” Please revise this section to disclose any instances of material non-compliance with the financial ratios under the Local Bonds, or advise.

As recently discussed with the Staff by telephone, the debt service and leverage ratios in the Local Bonds issued by the Company’s subsidiary Avianca are not a financial maintenance covenants. Instead, they are incurrence covenants. As a result, for so long as Avianca’s debt service ratio exceeds 1.4 to 1 and its leverage ratio is less than 3.5 to 1, it will have increased flexibility to incur indebtedness and to make certain investments. On the other hand, for so long as Avianca’s debt service ratio isless than 1.4 to 1 or its leverage ratio exceeds 3.5 to 1, its ability to incur additional indebtedness and to make certain investments (other than dividends to the Company and investments in Avianca’s fleet) will be more restricted.

As disclosed on page 103 of the prospectus, on June 30, 2013, Avianca’s leverage ratio was 3.94 to 1. The Company believes for several reasons that Avianca’s leverage ratio at June 30, 2013 is not sufficiently material to merit specific disclosure in the “Summary” section of the prospectus. First, the only consequence of the fact that Avianca’s leverage ratio exceeded 3.5 to 1 is that its ability to incur additional indebtedness and to make certain investments is currently more constrained than it would be if its leverage ratio were less than 3.5 to 1. Second, the constraints on incurrence of additional debt and making additional investments while the leverage ratio exceeds 3.5 to 1 do not apply to dividends paid to the Company and investments in Avianca’s fleet – the two considerations which the Company believes are most important to Avianca’s business and to the Company’s investors. In light of the foregoing, the Company respectfully submits that additional mention of this matter in the “Summary” section is unnecessary.

Risk Factors, page 19

Our existing debt and lease financing arrangements contain restrictive covenants, page 23

4.	We note your response to our prior comment 7. Please revise the second sentence of this risk factor heading, as it tends to mitigate the risk presented.

In response to the Staff’s comment, the Company has revised the referenced risk factor heading as requested.

5.	Please disclose the compliance status of the covenants for the loans discussed herein as of the latest date available.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Registration Statement to disclose the compliance status of the referenced financial ratios as of the latest date available.

Use of Proceeds, page 53

6.	In a future amendment with the included price range, please clarify that the estimated net proceeds is calculated by using the midpoint of the price range set forth on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on page 59 of the Registration Statement to clarify that the estimated net proceeds of the offering will be calculated using an assumed initial public offering price that will be the midpoint of the price range to be set forth on the prospectus cover page.

Ratio of Earnings to Fixed Charges and Preferred Share Dividends, page 59

7.	We note your response to our prior comment 11. Your dividend policy pursuant to your “social pact” and as adopted by your shareholders is to pay a minimum dividend equal to at least 15% of distributable profits. Your “social pact” states and you also disclose that holders of the preferred shares are entitled to receive a minimum dividend to be paid preferentially (“minimum preferential dividend”) over holders of common shares, so long as dividends have been declared. You further disclose in note 23 of the notes to the annual consolidated financial statements that preferred stock has the right to receive an annual dividend amounting to 1% of the par value per share subject to authorization of the board of directors based on the amount of distributable profits. We note that preferred dividends were proposed and paid for each of the last two fiscal years. Although you may not have a legal requirement to pay dividends on preferential shares, your policy, intention, and past practice appear to indicate that the payment of dividends is expected. The purpose of pro forma information is to adjust historical amounts for material events not fully reflected in the historical amounts. In this regard, it stands to reason that had the preferred shares associated with this offering been issued and outstanding, the dividends on such would have impacted the calculation of the ratio. Accordingly, we believe presenting the ratio of earnings to combined fixed charges and preferred dividend requirements on a pro forma basis to reflect the effect, if material, of the issuance of the preferred shares in this offering is meaningful to investors. Please advise and revise as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on page 60 of the Registration Statement to present the ratio of earnings to combined fixed charges and preferred dividend requirements on a pro forma basis to reflect the effect of the issuance of the preferred shares in this offering and other adjustments.

Capitalization, page 63

8.	Please present amounts adjusted to include debt incurred and expected to be incurred after June 30, 2013 through the date of the filing.

In response to the Staff’s comment, the table in the “Capitalization” section on page 64 of the Registration Statement has been updated to include debt incurred through September 30, 2013.

Unaudited Pro Forma Consolidated Financial Information, page 70

9.	We note your response to our prior comment 1. It appears that your current disclosure includes the impact on results and per share for new debt and operating leases that incurred only through June 30, 2013. Please further expand the pro forma information to include the impact on results and per share for new debt and operating leases incurred and expected to be incurred after June 30, 2013 and the date of the filing.

In response to the Staff’s comment, the Unaudited Pro Forma Consolidated Financial Information section in the Registration Statement has been updated to reflect the impact of new debt incurred and aircraft operating leases entered from July 1, 2013 through September 30, 2013.

Management’s discussion and Analysis, page 76

Results of Operations for the Six Months Ended June 30, 2012 and 2013, page 83

Interest expense, interest income, derivative instruments and foreign exchange, page 87

Interest expense, page 87

10.	You state that the average interest rate for the first half of 2013 decreased to 4.58% from 4.57% for the first half of 2012. Please verify the accuracy of this statement.

In response to the Staff’s comment, the referenced disclosure has been revised to state that the average interest rate in the first half of 2012 was 4.64%.

Trend Information, page 107

11.	You disclose elsewhere that the collective bargaining agreement with the Colombian Association of Civil Aviators, which covers approximately half of your pilots in Colombia, expired in March 2013. You also disclose that in connection with this, the pilots in this union, as well as our other Colombian pilots, decided to cease cooperating with certain of your cost-saving and time-saving operating practices. Please discuss here the (i) cost and time saving practices not being followed, (ii) consequential impact of this to your results that you have experienced as of the latest practicable date and (iii) expected impacts and their estimated effect on your results going forward. If you are unable to quantify the actual and estimated impacts, please explain why.

In response to the Staff’s comment, the Company has updated the Registration Statement to disclose that the Company recently reached agreement with its non-unionized Colombian pilots, and that it has not yet reached agreement with its Colombian unionized pilots. The Company cannot accurately predict when it will reach agreement with its Colombian unionized pilots or the financial impact of such situation, as any such impact would depend on many factors that are currently unknown. In light of the foregoing and the fact that the Company cannot predict the extent of the actions of the Colombian unionized pilots, it has updated the Registration Statement to disclose such uncertainties and the fact that any such impact could have a material adverse effect on its financial condition and results of operations.

Liquidity and Capital Resources, page 99

Cash Flows provided by Operating Activities, page 99

12.	Please further expand your disclosure for the six months comparative analysis to quantify each factor indicated as the reason for the variance in cash flows between the periods so that investors may understand the relative magnitude of each. For example, you cite factors such as increased passenger revenues, decreased fuel prices, increased LifeMiles, increase in operating expenses and increase in provisions without quantifying any of these.

In response to the Staff’s comment, disclosure related to the cash flows provided by operating activities has been revised on pages 100 and 101 of the Registration Statement to quantify these factors as requested.

13.	Your discussion should address the drivers underlying each factor cited and how they directly affected cash. For example, explain how (i) an increase in provisions contributes to increased operating cash, (ii) an increase in accounts receivable contributes to decreased operating cash and (iii) a decrease in deposits contributes to increased operating cash. Please refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

In response to the Staff’s comment, disclosure related to the cash flows provided by operating activities has been revised on page 100 and 101 of the Registration Statement to further explain how the factors cited directly affect cash flow. The Company respectfully submits that underlying drivers for each factor have already been provided (for example in the first half of 2013, the increase in provisions was “resulting from provisions relating to return conditions payments of leased aircraft” and the increase in accounts receivable was “resulting from an increase in our ticket sales, which resulted in increased receivables from travel agencies selling our tickets.”)

14.	Please ensure that the factors cited substantially explain the net change in cash from operations between the comparative periods. In this regard, clarify for us how the factors cited substantially address the net change for the six months analysis and between the 12 months ended 2012 and 2011.

In response to the Staff’s comment, the Company respectfully submits that the factors cited substantially explain the net change in cash flow from operations between the comparative periods. In the case of each of the comparison between the first half of 2013 and the first half of 2012 and the comparison between 2012 and 2011, the Company has provided the most significant drivers to cash flows from operations related to the Company’s operations, including the most significant items affecting the Company’s net profit for the period as well as the other most significant items on the Company’s statement of cash flows. In each case, the Company has gone beyond the presentation of the statement of cash flows and provided analysis on the underlying drivers affecting cash flow items to provide better information to potential investors.

Interim Condensed Consolidated Statement of Financial Position, page F-82

15.	Please explain to us the reason for the increase in accounts receivable at June 30, 2013 of $319,648 from $202,962 at December 31, 2012 (57.5% increase).

The Company advises the Staff that the increase in accounts receivables as of June 30, 2013 compared to December 31, 2012 was primarily due to the effect of seasonality on its sales. The lowest levels of passenger traffic are concentrated in February, April, and May while the highest are concentrated in January, July and August. As a result, the amount of accounts receivable as of December 31 of each year is usually substantially lower than the amount of accounts receivable at June 30. In addition, the Company has grown 7 % in capacity during the six months ended June 30, 2013, generating additional sales and therefore accounts receivable for the period.

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If you have any questions or require any additional information with respect to the above, please call David L. Williams (212-455-7433) or Benjamin Wells (212-455-2516).

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

Cc: Gerardo Grajales, CFO